

July 17, 2008

Via Facsimile (408) 349-3510 and U.S. Mail

Michael J. Callahan, Esq.
Executive Vice President and General Counsel
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

RE: Yahoo! Inc.
   Definitive Additional Soliciting Materials Filed Pursuant to Rule 14a-6
   Filed July 14, 2008 and July 17, 2008
   File No. 000-28018

Dear Mr. Callahan:

   We have reviewed the Yahoo! Press Release filed on July 14, 2008 and the Yahoo! Letter to Stockholders filed on July 17, 2008 and have the following comment:

1.   Yahoo! must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. As Yahoo! is aware, we believe Rule 14a-9 may apply to oral statements made by Yahoo! or its representatives at the time the statements are made or later when the statements may be republished in media accounts. We note the following statements in the July 12th press release (filed July 14th):

   • "This odd and opportunistic alliance of Microsoft and Carl Icahn has anything but the interests of Yahoo!'s stockholders in mind."

   We also note the following in the July 17th letter to stockholders:

   • "[Carl Icahn] is well-known as a corporate agitator with a short-term approach to his investments."

   • "Carl Icahn-Microsoft alliance…Mr. Icahn teamed up with Microsoft…marriage of convenience between Microsoft and Mr. Icahn…odd couple collaboration…"

   • "How can Yahoo! Stockholders *trust* Mr. Icahn to deliver what he claims he can deliver when his actions have been so contradictory—and when all he has delivered so far is a risky proposal of questionable value from his new friends at Microsoft?" (emphasis added)

   With respect to each of the cited statements, please provide us with a factual foundation.

Michael J. Callahan, Esq.
Yahoo! Inc.
July 17, 2008
Page 2

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561, and ensure that any correspondence is electronically submitted on EDGAR. To the extent Yahoo! disagrees with our comment, please provide us with a response that explains the basis for its view.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (650) 470-4570
        Marc R. Packer, Esq.
        Skadden, Arps, Slate Meagher & Flom LLP
        Telephone: (650) 470-4630